SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

12/31/01

For the quarterly period ended December 31, 2001 Commission File Number 1-8481

BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ______________ Form 40-F ____X____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes -------- No ____X____

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

BCE Inc.'s Management's Discussion and Analysis for the quarter ended December 31, 2001 and BCE Inc.'s unaudited interim consolidated financial statements for the quarter ended December 31, 2001, both contained it BCE Inc.'s 2001 Fourth Quarter Shareholder Report, and the document entitled "Reconciliation of earnings reported in accordance with Canadian generally accepted accounting principles ("GAAP") with United States GAAP" attached hereto as Appendix A, are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 filed October 16, 2000 (Registration No. 333-12780), under Form S-8 filed November 1, 2000 (Registration No. 333-12802) and under Form S-8 filed November 1, 2000 (Registration No. 333-12804). No other portions of this Form 6-K are incorporated by reference in the above-mentioned registration statements. Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K and therefore, is not filed with the Securities and Exchange Commission.

BCE
Bell Canada Enterprises

BCE Inc. - 2001 Fourth Quarter Shareholder Report

News release

January 23, 2002

BCE Announces Fourth Quarter and Year-end Results

- *Q4 2001: revenue up 8.5% - EBITDA up 5% - Cash baseline earnings $321 million*
- *Year-end 2001: revenue up 9% - EBITDA up 7% - Cash baseline earnings $1,270 million*

Montréal (Québec), January 23, 2002 - For the fourth quarter of 2001, BCE reported total revenue of $5.7 billion, an 8.5% increase over pro forma[(1)] revenue and an 18% increase over statutory revenue in Q4 2000. EBITDA[(1)] for the quarter was $1.9 billion, up 5% compared with pro forma EBITDA and up 9% compared with statutory EBITDA for the same period last year. Fourth-quarter cash baseline earnings[(1)] were $321 million ($0.40 per common share) compared with pro forma cash baseline earnings of $314 million ($0.39 per common share) for the same quarter in 2000.

After baseline adjustments of $(647) million, which include $347 million in restructuring and other charges at Bell Canada, the net loss applicable to common shares for the fourth quarter was $326 million ($0.40 per common share). (For details on baseline adjustments, see chart entitled "Baseline Adjustments to Net Earnings".)

"Our financial results are in line with expectations, and, we believe, our 2001 performance in many areas places BCE as a front runner within our North American peer group," said Jean C. Monty, Chairman and CEO of BCE Inc. "The company's growth was led by strong subscriber additions in our key drivers - wireless, high-speed Internet and satellite television. More than 2 million customer connections were added last year - a 10% growth overall. The year also saw an increase in cross-company initiatives, the most visible demonstrations of which were the 15 convergence products that were introduced through the efforts of Bell, Bell Globemedia and BCE Emergis."

Operational Highlights

	Q4 2001	Total year
Sympatico High-Speed (DSL)	132,000 net activations	757,000 subscribers
Wireless	274,000 net activations	3,460,000 subscribers
Bell ExpressVu (DTH)	139,000 net activations	1,069,000 subscribers
Bell's data revenue	16% growth	22% growth
Bell Globemedia revenue	2% growth	3% growth
BCE Teleglobe revenue	4% growth	3% growth
BCE Emergis revenue	28% growth	40% growth

"In 2002, we will continue to focus on our growth initiatives balanced by disciplined financial management and productivity improvements," Mr. Monty said. "The strength of our brands, the intrinsic value our services bring our customers and our ability to innovate and compete will continue to drive our leadership position."

(1) The terms pro forma, EBITDA and cash baseline earnings are defined later in this release.

Year-end results

For the year 2001, total revenue was $21.7 billion up 9% over pro forma revenue of 2000 and a 25% increase over statutory revenue in 2000. EBITDA was $7.5 billion in 2001 up 7% compared with pro forma EBITDA of 2000 and a 10% increase over 2000 statutory EBITDA. Cash baseline earnings were $1.3 billion ($1.57 per common share) in 2001 compared with pro forma cash baseline earnings of $1.1 billion ($1.31 per common share) for the previous year.

After baseline adjustments of ($811) million, net income applicable to common shares for the complete year was $459 million ($0.57 per common share). (These adjustments are explained in the chart entitled "Baseline Adjustments to Net Earnings".)

Outlook

For the first quarter of 2002, BCE expects revenue in the $5.1 billion to $5.4 billion range; EBITDA in the $1.75 billion to $2.0 billion range and net earnings per share (before non-recurring items) in the $0.37 to $0.40 range.

Results by Business Group (unaudited)

BCE's activities include: Bell Canada (Canadian connectivity), Bell Globemedia (content), BCE Teleglobe (global connectivity) and BCE Emergis (commerce). BCE Ventures consists of other BCE investments.

(C$ in millions, except per share amounts)

	Fourth Quarter			Twelve Months		
For the period ended December 31	**2001 Statutory**	2000 Pro forma	2000 Statutory	**2001 Statutory**	2000 Pro forma	2000 Statutory
Revenue						
Bell Canada	**4,562**	4,176	4,176	**17,254**	15,800	15,800
Bell Globemedia	**354**	348	85	**1,203**	1,171	98
BCE Teleglobe	**526**	506	326	**2,065**	2,013	326
BCE Emergis	**181**	141	141	**656**	468	468
BCE Ventures	**498**	358	358	**1,670**	1,429	1,402
Corporate, Intercompany eliminations, and Other	**(373)**	(231)	(216)	**(1,137)**	(890)	(662)
Total revenue	**5,748**	5,298	4,870	**21,711**	19,991	17,432
Cash baseline earnings						
Bell Canada	**269**	243	243	**1,157**	1,072	1,072
Bell Globemedia	**14**	14	17	**7**	8	22
BCE Teleglobe[1]	**(7)**	(8)	(21)	**(70)**	(145)	(20)
BCE Emergis	**9**	10	10	**38**	16	16
BCE Ventures	**8**	19	19	**19**	52	52
Corporate, Intercompany eliminations, and Other	**28**	36	37	**119**	59	86
Cash baseline earnings applicable to common shares	**321**	314	305	**1,270**	1,062	1,228
Cash baseline earnings per common share	**0.40**	0.39	0.41	**1.57**	1.31	1.83
Cash baseline earnings applicable to common shares	**321**	314	305	**1,270**	1,062	1,228
Baseline adjustments	**(647)**	n.m.	(336)	**(811)**	n.m.	3,554
Net earnings applicable to common shares	**(326)**	n.m.	(31)	**459**	n.m.	4,782
Net earnings per common share	**(0.40)**	n.m.	(0.04)	**0.57**	n.m.	7.43

1 In 2001, cash baseline earnings of BCE Teleglobe consist of the results of the Teleglobe Communications group. In 2000, however, cash baseline earnings also included Teleglobe Marine's results and interest expense on Excel's debt that will not be assumed by the purchaser, which in 2001 are presented in BCE Ventures.

Fourth Quarter Review (Q4 2001 vs Q4 2000, unless indicated)

Bell Canada (Canadian Connectivity)

The Bell Canada segment includes Bell Canada, Aliant, Bell ExpressVu and Bell Canada's interests in other Canadian telcos.

- Revenue overall in the fourth quarter was up 9% to $4.6 billion due to higher revenues across most product lines. Local and access services revenues were up 7% at $1.7 billion. Long distance services revenue decreased by 7% to $647 million due to lower rates. Data revenue increased 16% to $990 million.
- DSL High-Speed Internet additions were 132,000 in the fourth quarter for a year-end total of 757,000, 125% over the end of last year.
- Wireless revenue was up 17% to $493 million due primarily to strong growth in cellular and PCS subscribers. In the quarter, there were 274,000 net additions to reach 3.5 million subscribers. Including paging subscribers, BCE now serves 4.2 million wireless customers.
- Bell ExpressVu had revenue of $133 million in the quarter, a 36% increase compared with the same period last year. Net activations were 139,000, bringing the total customer base to 1.1 million. Year-over-year, the number of ExpressVu subscribers grew by 48%. Bell ExpressVu is now Canada's fourth largest broadcast distributor of television content.
- Bell Canada's EBITDA grew 4% in the fourth quarter to $1.7 billion. Excluding Bell ExpressVu, EBITDA was $1.8 billion.
- During the quarter, Bell Canada recorded charges of $347 million after-tax, which include $124 million for restructuring at Bell, $22 million for restructuring at Aliant and a write-down of $201 million relating mainly to wireless capital assets (analog and paging networks and IBTS PCS stations).

Bell Globemedia (Content)

Bell Globemedia includes CTV, The Globe and Mail and Bell Globemedia Interactive.

- Bell Globemedia revenue was $354 million in the quarter compared with revenue of $348 million for the same period last year. Advertising revenue was $263 million in the quarter essentially flat compared to the fourth quarter of 2000.
- Advertising represented 74% of total revenue, subscriptions 19% and production 7%.
- EBITDA was $43 million in the fourth quarter compared with $69 million for the same period last year.
- During the quarter, the Bell Globemedia group of interactive properties became the second most popular destination in Canada, in terms of unique visitors.
- During the year, Bell Globemedia added television stations in Montreal and Winnipeg to the CTV family, took 100% ownership in ROBTV, Canada's only all-business television network, and launched subscription-based Internet services TSNMAX and GlobeInvestorGOLD to leverage the strengths and reach of its existing media properties.

BCE Teleglobe (Global Connectivity)

BCE Teleglobe refers to the Teleglobe Communications group.

- BCE Teleglobe's revenue was $526 million in the fourth quarter, up 4% over the same period last year and a 7% increase compared with the previous quarter of 2001 due to higher voice revenues.
- Data and hosting revenue was $153 million compared with $158 million in the fourth quarter of 2000 and $139 million in the previous quarter.
- Voice revenue was $373 million compared with $348 million in the fourth quarter of 2000 and $352 million in the previous quarter.
- EBITDA increased by 25% in the fourth quarter over the same quarter in 2000 to reach $35 million. The increase in EBITDA is mainly attributable to BCE Teleglobe's cost control initiatives. EBITDA in the previous quarter was $38 million.
- In the quarter, BCE Teleglobe recorded a $49 million after-tax charge mainly related to the write-down of certain assets.
- Effective today, Teleglobe will operate under the name BCE Teleglobe.
- One of the company's thrusts going forward will be to develop closer working relationships with other BCE companies, particularly Bell Canada. The companies will explore opportunities, in areas such as network operations and IS/IT, to share capabilities and further reduce costs to improve BCE Teleglobe's competitiveness.

BCE Emergis (Commerce)

- BCE Emergis' revenue reached $181 million in the quarter, up 28% compared with the same period in 2000 with all three business units - Canadian, U.S. and eHealth Solutions units - achieving strong results.
- EBITDA was $35 million in the quarter, up 46% compared with the fourth quarter of 2000.
- Year-to-date, 41% of BCE Emergis' total revenue originated from its U.S. operations.
- The company signed new contracts with BCE Teleglobe and with the Workplace Safety and Insurance Board in Ontario, the third largest workers compensation board in North America.

BCE Ventures (Other Investments)

BCE Ventures includes the activities of BCI, CGI, Telesat and other investments.

- BCE Ventures' revenue was $498 million in the quarter, up 39% compared with the same period of 2000, due mainly to higher revenues at CGI and higher revenue contribution from certain BCI companies.
- EBITDA was $117 million in the quarter compared with $58 million in the fourth quarter of 2000, mainly as a result of higher revenues.
- On December 12, BCE announced that it intends to treat BCI as a discontinued operation as of the first quarter of 2002.
- BCI recently completed a rights offering in which BCE invested $392 million, considerably less than the anticipated amount of $440 million.

Other

Bell Canada's reported revenue was $3.8 billion in the fourth quarter compared with $3.5 billion in the same quarter of 2000. Net earnings applicable to common shares were $(96) million in the quarter compared with $321 million for the same period last year. For 2001, revenue was $14.3 billion compared with $13.2 billion in 2000. Net earnings applicable to common shares were $1.4 billion in 2001 compared with $1.3 billion for 2000.

Teleglobe Inc.'s reported revenue was US $326 million in the fourth quarter, flat compared with the fourth quarter of 2000. Net loss applicable to common shares was US $110 million in the quarter compared with US $394 million for the same period in 2000. For 2001, revenue was US $1.3 billion, flat compared with 2000 revenue. Net loss applicable to common shares was $2 billion in 2001 compared with a loss of $1.1 billion for 2000.

Baseline Adjustments to Net Earnings

Reconciliation of reported earnings	**Three months**		**Twelve Months**	
For the period ended December 31	**2001**	2000	**2001**	2000
Cash baseline earnings to common shares	**321**	305	**1,270**	1,228
Bell Canada				
Restructuring and other charges	**(347)**	-	**(461)**	-
Goodwill expense	**(17)**	(19)	**(70)**	(86)
Other	**(5)**	(22)	**63**	(19)
Bell Globemedia				
Goodwill expense	**(37)**	(33)	**(145)**	(100)
Other	**(2)**	-	**(12)**	-
BCE Teleglobe				
Goodwill expense	**(102)**	(60)	**(411)**	(60)
Restructuring and other charges	**(49)**	(6)	**(126)**	(37)
Discontinued operations - ORBCOMM	**–**	-	**–**	(80)
BCE Emergis				
Goodwill expense	**(75)**	(79)	**(322)**	(214)
Other	**21**	5	**3**	(11)
BCE Ventures				
Discontinued operations - Excel	**–**	(6)	**(2,116)**	(19)
Bell Canada International	**(47)**	(97)	**(268)**	185
Goodwill expense	**(3)**	(5)	**(22)**	(25)
Other	**18**	18	**210**	(3)
Corporate				
Gain on sale of Nortel Networks shares and settlement of short-term forward contracts	**–**	-	**2,901**	-
Discontinued operations - Nortel Networks	**–**	-	**–**	4,055
Other	**(2)**	(32)	**(35)**	(32)
Baseline adjustments	**(647)**	(336)	**(811)**	(3,554)
Reported earnings applicable to common shares	**(326)**	(31)	**459**	4,782

DEFINITIONS
Cash baseline earnings, EBITDA and pro forma results do not have a standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies.

BCE uses EBITDA and cash baseline earnings, which are non-GAAP measures, to assess the operating performance of its on-going businesses. Moreover, BCE has reported pro forma 2000 results in addition to statutory 2000 results, to reflect specific, significant transactions on a complete year basis.

Effective in the first quarter of 2002, BCE will no longer report on a cash baseline earnings basis.

Cash baseline earnings represent net earnings applicable to common shares after baseline adjustments. Baseline adjustments include (on an after-tax basis) BCE's share of: net gains on disposal of investments; discontinued operations; restructuring and other charges; goodwill expense; results of Bell Canada International Inc. (BCI); gains on reduction of ownership in subsidiary and significantly influenced companies; and amortization of purchased in-process research and development expense. Each of the items listed above were excluded because they were considered to be of a non-operational nature.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items (i.e. revenues less operating expenses).

Pro forma results reported by BCE adjust BCE's statutory 2000 results to give effect to the following transactions (as of January 1, 2000): the acquisition of Teleglobe Inc. in November 2000, the acquisition of CTV in April 2000 (consolidated starting December 2000) and the acquisition of The Globe and Mail and Globe Interactive in January 2001.

About BCE

BCE is Canada's largest communications company. It has 23 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry - CTV, Canada's leading private broadcaster, The Globe and Mail, Canada's National Newspaper and Sympatico-Lycos, the leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand and serves international customers through BCE Teleglobe, a global connectivity, content distribution and Internet hosting company. BCE shares are listed in Canada, the United States and Europe.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements made in this press release, including, but not limited to, the financial guidance appearing under the "Outlook" section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any mergers, acquisitions, other business combinations or divestitures that may be announced or completed after the date hereof.

Other factors which could cause results or events to differ materially from current expectations include, among other things: the duration and extent of the current economic downturn; current negative trends in global market and economic conditions which impact the demand for, and costs of, products and services; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the rate of decline of prices for data and voice services; uncertainty as to whether BCE Inc.'s strategies (including its convergence, billing and bundling strategies) will yield the expected benefits, synergies and growth prospects; the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and network capacity; the level of expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service; the availability and cost of capital required to fund capital and other expenditures; the ability to dispose of or monetize assets; the ability to increase revenues from business segments other than voice services (such as data and Internet services); loss, and delays in deployment, of network capacity or other interruption in service resulting from the failure by key suppliers to continue to provide to BCE Teleglobe network capacity; the Internet economy growing at a slower pace than is currently anticipated; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; stock market volatility; the availability of, and ability to retain, key personnel; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings; the impact of the CRTC's decision concerning the review of the price caps regime for local services expected early in 2002; the final outcome of pending or future litigation; BCI and Telecom Américas completing their currently proposed recapitalization transactions and reorganization, respectively; BCI's ability to meet its ongoing financial obligations as they become due; and the risk that the transaction for the sale of the North American operations of Excel to VarTec Telecom will not close.

For additional information with respect to certain of these and other factors, see the Safe Harbor Notice Concerning Forward-Looking Statements dated December 12, 2001 filed by BCE Inc. under Form 6-K with the U.S. Securities and Exchange Commission and with the Canadian securities commissions. The forward-looking statements contained in this press release represent BCE Inc.'s expectations as of January 23, 2002 and, accordingly, are subject to change after such date. However, BCE Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BCE's first quarter 2002 results will be announced on April 24, 2002 and the review will be made available via an audio webcast from our site on the Internet. For more information, see details on our site at www.bce.ca, after mid-April, 2002.

Consolidated Statements of Operations (unaudited)

($ millions, except per share amounts) For the period ended December 31	Three months 2001	Three months 2000	Twelve months 2001	Twelve months 2000
Operating revenues	**5,748**	4,870	**21,711**	17,432
Operating expenses	**(3,857)**	(3,132)	**(14,244)**	(10,646)
Amortization expense	**(1,188)**	(1,093)	**(4,691)**	(3,631)
Net benefit plans credit	**30**	29	**121**	109
Restructuring and other charges (Note 2)	**(808)**	–	**(1,177)**	–
Operating income (loss)	**(75)**	674	**1,720**	3,264
Other income (expense) (Note 3)	**73**	90	**3,854**	(189)
Earnings (loss) from continuing operations before the under-noted items	**(2)**	764	**5,574**	3,075
Interest expense – long-term debt	**(309)**	(324)	**(1,205)**	(1,003)
– other debt	**(97)**	(26)	**(362)**	(258)
Total interest expense	**(406)**	(350)	**(1,567)**	(1,261)
Earnings (loss) from continuing operations before income taxes and non-controlling interest	**(408)**	414	**4,007**	1,814
Income taxes	**45**	(353)	**(1,556)**	(1,323)
Non-controlling interest	**51**	(39)	**(32)**	(179)
Earnings (loss) from continuing operations	**(312)**	22	**2,419**	312
Discontinued operations (Note 4)	**–**	(35)	**(1,896)**	4,549
Net earnings (loss)	**(312)**	(13)	**523**	4,861
Dividends on preferred shares	**(14)**	(18)	**(64)**	(79)
Net earnings (loss) applicable to common shares	**(326)**	(31)	**459**	4,782
Net earnings (loss) per common share – basic (Note 5)				
Continuing operations	**(0.40)**	0.01	**2.92**	0.35
Net earnings (loss)	**(0.40)**	(0.04)	**0.57**	7.43
Net earnings (loss) per common share – diluted (Note 5)				
Continuing operations	**(0.40)**	–	**2.89**	0.32
Net earnings (loss)	**(0.40)**	(0.05)	**0.56**	7.04
Dividends per common share	**0.30**	0.30	**1.20**	1.24
Average number of common shares outstanding (millions)	**808.5**	746.1	**807.9**	670.0

Consolidated Statements of Retained Earnings (unaudited)

($ millions) For the period ended December 31	Three months 2001	Three months 2000	Twelve months 2001	Twelve months 2000
Balance at beginning of period	**1,456**	2,006	**1,521**	7,894
Net earnings (loss)	**(312)**	(13)	**523**	4,861
Dividends – Preferred shares	**(14)**	(18)	**(64)**	(79)
– Common shares	**(242)**	(243)	**(969)**	(849)
– Distribution of Nortel Networks common shares	**–**	–	**–**	(10,114)
	(256)	(261)	**(1,033)**	(11,042)
Premium on redemption of common shares	**–**	(216)	**(108)**	(216)
Other	**15**	5	**–**	24
Balance at end of period	**903**	1,521	**903**	1,521

Consolidated Balance Sheets (unaudited)

($ millions)	December 31 2001	December 31 2000
ASSETS		
Current assets		
Cash and cash equivalents (1)	**569**	260
Accounts receivable	**4,118**	4,344
Other current assets	**1,213**	2,096
Total current assets	**5,900**	6,700
Investments in significantly influenced and other companies	**1,106**	1,648
Capital assets	**26,599**	22,301
Future income taxes	**1,004**	1,117
Deferred charges and other assets	**3,651**	3,313
Goodwill	**16,075**	16,304
Total assets	**54,335**	51,383
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**5,792**	5,486
Income and other taxes payable	**681**	144
Debt due within one year	**4,942**	5,884
Total current liabilities	**11,415**	11,514
Long-term debt	**15,182**	14,044
Future income taxes	**924**	715
Other long-term liabilities	**4,129**	3,885
Total liabilities	**31,650**	30,158
Non-controlling interest	***5,695***	3,764
SHAREHOLDERS' EQUITY		
Preferred shares	**1,300**	1,300
Common shareholders' equity		
Common shares (2)	**13,827**	13,833
Contributed surplus (3)	**980**	985
Retained earnings	**903**	1,521
Currency translation adjustment	**(20)**	(178)
Total common shareholders' equity	**15,690**	16,161
Total shareholders' equity	**16,990**	17,461
Total liabilities and shareholders' equity	**54,335**	51,383

(1) Cash and cash equivalents include $233 million of restricted cash. This amount represents BCE's share of Telecom Américas Ltd. (Telecom Américas) cash used by it to collaterallize short-term bank loans of certain of its subsidiaries.

(2) At December 31, 2001, 808,514,211 (809,861,531 at December 31, 2000) BCE Inc. common shares and 18,527,376 (9,114,695 at December 31, 2000) BCE Inc. stock options were outstanding. The stock options were issued under BCE's Long-Term Incentive Stock Option Programs and are exercisable on a one-for-one basis for common shares of BCE Inc. Additionally, as a result of the acquisition of Teleglobe Inc. on November 1, 2000, Teleglobe Inc. stock option holders will receive, upon exercise of their stock options, 0.91 of a BCE Inc. common share for each Teleglobe Inc. stock option held. At December 31, 2001, the Teleglobe Inc. stock options outstanding were exercisable into 10,204,966 BCE Inc. common shares (18,934,537 at December 31, 2000).

(3) In 2001, the Corporation purchased and cancelled 4.5 million of its common shares for an aggregate price of $191 million.

Consolidated Statements of Cash Flows (unaudited)

($ millions) For the period ended December 31	Three months **2001**	 2000	Twelve months **2001**	 2000
Cash flows from operating activities				
Earnings (loss) from continuing operations	**(312)**	22	**2,419**	312
Adjustments to reconcile earnings (loss) from continuing operations to cash flows from operating activities:				
Amortization expense	**1,188**	1,093	**4,691**	3,631
Restructuring and other charges	**649**	–	**963**	–
Gains on reduction of ownership in subsidiaries and joint ventures	**(40)**	55	**(306)**	1,168
Net gains on disposal of investments	**(21)**	(56)	**(3,658)**	(1,091)
Future income taxes	**125**	(89)	**498**	(139)
Other items	**(243)**	15	**(508)**	(93)
Change in non-cash working capital components	**831**	(618)	**546**	(1,473)
	2,177	422	**4,645**	2,315
Cash flows from investing activities				
Capital expenditures	**(2,308)**	(1,607)	**(7,396)**	(4,118)
Investments	**(168)**	(259)	**(1,165)**	(4,674)
Divestitures	**141**	250	**4,961**	717
Other items	**(96)**	(269)	**246**	(209)
	(2,431)	(1,885)	**(3,354)**	(8,284)
Cash flows from financing activities				
Dividends paid on common and preferred shares	**(256)**	(261)	**(1,033)**	(928)
Dividends paid by subsidiaries to non-controlling interest	**(92)**	–	**(385)**	(260)
Increase (decrease) of notes payable and bank advances	**(227)**	1,536	**(2,098)**	3,481
Issue of long-term debt	**361**	1,098	**2,607**	2,593
Repayment of long-term debt	**(205)**	(564)	**(1,582)**	(1,636)
Redemption of preferred shares by subsidiaries	**–**	(295)	**(471)**	(295)
Issue of common shares	**5**	5	**71**	36
Purchase of common shares for cancellation	**–**	(384)	**(191)**	(384)
Issue of common shares, preferred shares, convertible debentures and equity-settled notes by subsidiaries to non-controlling interest	**89**	189	**1,460**	568
Other items	**55**	26	**62**	87
	(270)	1,350	**(1,560)**	3,262
Effect of exchange rate changes on cash and cash equivalents	**13**	(56)	**7**	(69)
Cash used in continuing operations	**(511)**	(169)	**(262)**	(2,776)
Cash (used in) provided by discontinued operations	**(8)**	(79)	**571**	641
Net (decrease) increase in cash and cash equivalents	**(519)**	(248)	**309**	(2,135)
Cash and cash equivalents at beginning of period	**1,088**	508	**260**	2,395
Cash and cash equivalents at end of period	**569**	260	**569**	260

Segmented Information (unaudited)

($ millions) For the period ended December 31	Three months **2001**	 2000	Twelve months **2001**	 2000
Operating revenues				
Bell Canada	**4,562**	4,176	**17,254**	15,800
Bell Globemedia	**354**	85	**1,203**	98
Teleglobe	**526**	326	**2,065**	326
BCE Emergis	**181**	141	**656**	468
BCE Ventures	**498**	358	**1,670**	1,402
Corporate and other, including intercompany eliminations	**(373)**	(216)	**(1,137)**	(662)
Total operating revenues	**5,748**	4,870	**21,711**	17,432
Earnings (loss) from continuing operations				
Bell Canada	**(100)**	204	**689**	994
Bell Globemedia	**(25)**	(16)	**(150)**	(78)
Teleglobe	**(158)**	(186)	**(607)**	(241)
BCE Emergis	**(45)**	(64)	**(281)**	(209)
BCE Ventures	**(24)**	(13)	**(281)**	(361)
Corporate and other, including intercompany eliminations	**40**	97	**3,049**	207
Total earnings (loss) from continuing operations	**(312)**	22	**2,419**	312

Notes to the Consolidated Financial Statements (unaudited)

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2000, as set out on pages 36 to 60 of BCE Inc.'s (BCE) 2000 Annual Report.

Note 1. Significant accounting policies

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 1 of the consolidated financial statements for the year ended December 31, 2000, except as noted below. All amounts are in Canadian dollars, except where otherwise indicated. Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current period presentation.

Effective January 1, 2001, BCE adopted the revised recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook section 3500, Earnings Per Share (EPS). The revised Handbook section requires the presentation of both basic and diluted EPS on the face of the income statement regardless of the materiality of the difference between them. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments as opposed to the previously used imputed earnings approach. The section also requires that a reconciliation of the calculation of the basic and diluted EPS computations be disclosed. The revised recommendations were applied retroactively with restatement of prior periods.

In 2001, BCE also adopted the new recommendations of the CICA Handbook section 1751, Interim Financial Statements, which changes the requirements for the presentation and disclosure of interim financial statements and the accompanying notes.

The CICA recently issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Goodwill resulting from business acquisitions on or after July 1, 2001 is not being amortized. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. BCE's management is currently evaluating the impact of the adoption of the new standards, and although it is likely that the transitional impairment test will result in a significant impairment charge, BCE's management has not yet completed the assessment of the quantitative impact on its financial statements.

In addition, the CICA recently issued amendments to Handbook Section 1650, Foreign Currency Translation. Effective January 1, 2002, the standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments will be applied retroactively with restatement of prior periods. At December 31, 2001, included in Other long-term assets was $271 million relating to unrealized foreign currency losses.

The CICA also recently issued new Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date. BCE's management is currently evaluating the impact of the adoption of the new standard, and therefore has not yet assessed the impact on its financial statements.

Note 2. Restructuring and other charges

Bell Canada recorded a pre-tax charge of $736 million (BCE's share is $347 million on an after tax basis) in the fourth quarter of 2001, representing restructuring and other charges of $345 million and $391 million, respectively. The restructuring charge is related to employee severance, including enhanced pension benefits and other directly related employee costs, for approximately 2,800 employees, which resulted primarily from a decision to streamline certain management, clerical, line and other support functions. The restructuring program is expected to be substantially completed by the first half of 2002. At December 31, 2001, the remaining unpaid balance of this restructuring provision relating to employee severance and other directly related employee costs was $177 million. Other charges consisted primarily of the write-off of wireless (Bell Mobility) capital assets relating mainly to the analog and paging networks and PCS base stations.

Teleglobe recorded a pre-tax charge of $198 million (BCE's share is $126 million on an after tax basis) in 2001, representing restructuring and other charges related to the closing of certain facilities and network costs, employee severance and other related employee costs, for approximately 450 employees, which resulted primarily from a decision to restructure portions of its business due to changing international market conditions, as well as a write-down of certain assets. The restructuring program was substantially completed by December 2001. At December 31, 2001, the remaining unpaid balance of this restructuring provision was $52 million.

Bell Canada recorded a pre-tax charge of $239 million (BCE's share is $114 million on an after tax basis) in the first quarter of 2001, representing restructuring and other charges related to employee severance, including enhanced pension benefits and other directly related employee costs, for approximately 1,900 employees, which resulted primarily from a decision to streamline support functions, and the write-off of certain assets. The restructuring program was substantially completed by December 2001. At December 31, 2001, the remaining unpaid balance of this restructuring provision was $47 million.

Notes to the Consolidated Financial Statements (unaudited) (continued)

Note 3. Other income (expense)

In September 2001, Bell Canada International Inc. (BCI) provided for a $149 million (US $94 million) loss relating to a put option that may potentially require BCI to repurchase a third party's indirect stake in Comunicación Celular S.A. Comcel S.A.

Included in Other income (expense) are gains on the reduction of ownership in subsidiaries and joint ventures in the amount of $306 million in 2001 ($40 million in the fourth quarter), resulting primarily from the issuance of shares to third parties relating to business acquisitions and public offerings at CGI, Aliant, BCI and BCE Emergis.

BCE recorded a gain of approximately $3.7 billion in 2001, relating to the settlement of short-term forward contracts on approximately 47.9 million Nortel Networks Corporation common shares as well as the sale of an equivalent number of Nortel Networks common shares. These transactions resulted in total proceeds of approximately $4.4 billion.

Note 4. Discontinued operations

($ millions)	Three months		Twelve months	
For the period ended December 31	**2001**	2000	**2001**	2000
Excel Communications group (Excel)	–	(20)	**(2,115)**	(33)
BCI Latin American CLECs and Asia Mobile segments	–	(15)	**219**	607
Nortel Networks	–	–	–	4,055
ORBCOMM Global, L.P.	–	–	–	(80)
Discontinued operations	–	(35)	**(1,896)**	4,549

Excel provides retail telecommunications services such as long distance, paging and Internet services to residential and business customers in North America and the U.K. On August 26, 2001, Teleglobe Inc. and certain of its subsidiaries entered into definitive agreements for the sale of Excel's North American operations to an affiliate of VarTec Telecom, Inc. (VarTec). The U.K. operations, which are not part of the transaction, were shut down during the year. Consequently, the results of Excel have been reported as a discontinued operation. The gross proceeds, estimated at approximately US $250 million, are based on Excel's actual 2001 financial results and will be paid in the form of unsecured five-year interest-bearing promissory notes. After accounting for the discount provision on the notes receivable, closure costs of the U.K. operations, transaction costs, estimated operating losses up to the expected date of disposal and related items, the disposal of Excel will not result in any significant gain or loss. The sale is subject to regulatory and other approvals and is expected to be completed by the end of the first quarter of 2002. The results of operations of Excel include an impairment charge of $2,049 million, recorded in the first quarter of 2001, after completion of an assessment of the carrying value of BCE's investment in Excel. The assets of Excel were written down to their estimated net recoverable amount, which was determined using the undiscounted net future cash flows to be generated by these assets. The primary factor contributing to the impairment is a lower than expected operating profit due to a reduction in Excel's forecasted minute volumes and average revenue per minute that are expected to continue in the foreseeable future.

Effective February 23, 2001, BCI sold its 20% equity interest in KG Telecommunications Co. Ltd. (KG Telecom) for an aggregate cash consideration of approximately $785 million. KG Telecom represented BCI's last remaining operation in its Asia Mobile business segment. Additionally, effective March 31, 2001, BCI adopted a formal plan of disposal for all of its operations in its Latin American Competitive Local Exchange Carriers (CLECs) business segment, composed of Axtel S.A. de C.V. and the Vésper companies. Consequently, the results of these segments have been reported as discontinued operations. In September 2001, BCI wrote off its carrying value of $86 million in the Vésper companies.

Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

($ millions)	**December 31 2001**	December 31 2000
Current assets	**605**	700
Non-current assets	**737**	3,569
Current liabilities	**(528)**	(902)
Non-current liabilities	**(251)**	(639)
Net assets of discontinued operations	**563**	2,728

The summarized statements of operations for the discontinued operations are as follows:

($ millions)	Three months		Twelve months	
For the period ended December 31	**2001**	2000	**2001**	2000
Revenue	**349**	–	**1,324**	347
Operating earnings (loss) from discontinued operations, net of tax	–	(61)	**(2,234)**	3,692
Gain (loss) on discontinued operations, net of tax	–	45	**416**	1,076
Non-controlling interest	–	(19)	**(78)**	(219)
Net earnings (loss) from discontinued operations	–	(35)	**(1,896)**	4,549

Notes to the Consolidated Financial Statements (unaudited) (continued)

Note 5. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations for earnings from continuing operations:

	Three months		Twelve months	
For the period ended December 31	**2001**	2000	**2001**	2000
Earnings (loss) from continuing operations (numerator) ($ millions)				
Earnings (loss) from continuing operations	**(312)**	22	**2,419**	312
Dividends on preferred shares	**(14)**	(18)	**(64)**	(79)
Earnings (loss) from continuing operations – basic	**(326)**	4	**2,355**	233
Exercise of put options by CGI shareholders	**–** (1)	(5)	**2**	(19)
Earnings (loss) from continuing operations – diluted	**(326)**	(1)	**2,357**	214
Weighted average number of common shares outstanding (denominator) (millions)				
Weighted average number of common shares outstanding – basic	**808.5**	746.1	**807.9**	670.0
Exercise of stock options	**–** (1)	2.9	**4.4**	2.3
Exercise of put options by CGI shareholders	**–** (1)	3.8	**5.6**	3.8
Weighted average number of common shares outstanding – diluted	**808.5**	752.8	**817.9**	676.1

(1) Anti-dilutive

Note 6. Business acquisitions and dispositions

Bell Globemedia

In December 2001, Bell Globemedia Inc. (Bell Globemedia) acquired 29.9% of The Comedy Network for approximately $36 million, bringing its total interest in the Comedy Network to 95.0%. In November 2001, Bell Globemedia completed the acquisition of Report on Business Tv from affiliates of The Thomson Corporation, pursuant to a previous agreement, for which Bell Globemedia had recorded an amount receivable of $60 million on its balance sheet, with the effective purchase price amounting to $61 million. Effective September 1, 2001, Bell Globemedia completed the acquisitions of CFCF-TV and CKY-TV, two CTV affiliated television stations in Montreal and Winnipeg, respectively, for a total aggregate cash consideration of approximately $183 million. The acquisitions were accounted for using the purchase method. The preliminary allocation of the total aggregate purchase price was to tangible assets for $45 million, tangible liabilities for $42 million (including $34 million of benefits and other costs payable on the acquisition) and goodwill and other intangible assets for $277 million.

In November 2001, Bell Globemedia completed the sale of its 40% interest in Sportsnet for a total cash consideration of approximately $138 million. No gain or loss was recognized on the sale.

On January 9, 2001, Bell Globemedia, a Canadian multi-media company in the fields of broadcasting, print and new media, was created. BCE owns 70.1% of Bell Globemedia that includes CTV, The Globe and Mail, Globe Interactive and Sympatico-Lycos. BCE transferred its interests in CTV, Sympatico-Lycos and other miscellaneous media interests to Bell Globemedia. This transaction was accounted for at fair value resulting in the recognition of a $33 million gain on reduction of ownership in subsidiary companies. The acquisition of The Globe and Mail and Globe Interactive was accounted for using the purchase method. The allocation of the purchase price was to tangible assets for $172 million, tangible liabilities for $63 million and goodwill for $668 million.

Teleglobe Inc.

On November 1, 2000, BCE completed the acquisition of substantially all of the outstanding common shares that it did not already own of Teleglobe Inc. Teleglobe Inc. is a global telecommunications carrier providing a broad range of international and domestic long distance and wireless telecommunications services including Internet connectivity, Internet access, data transmission, broadcast, voice, paging services and other value-added services on a wholesale and retail, residential and commercial basis. The aggregate purchase price of $ 7.4 billion was comprised of $240 million in cash and $7.2 billion in BCE Inc. common shares (approximately 174 million common shares were issued at $41.20 per BCE Inc. common share, which reflected the average of the high and low of the market value of the shares on November 1, 2000). The acquisition was accounted for using the purchase method. The purchase price allocation relating to the acquisition was finalized in the first quarter of 2001, and was to tangible assets for $3.7 billion, tangible liabilities for $4.4 billion and goodwill for $8.1 billion. As a result of the finalization of the purchase price allocation and the finalization of the fiscal 2000 year-end financial statements of Teleglobe Inc., BCE recorded a charge of $60 million relating to its share of asset write-downs and one-time charges recorded by Teleglobe Inc. in the fourth quarter of 2000.

BCE Ventures

On July 27, 2001, CGI acquired all of the outstanding common shares of IMRglobal Corp. (IMRglobal), for a total consideration of $553 million, on the basis of 1.5974 Class A subordinate share of CGI for each IMRglobal common share. The acquisition was accounted for using the purchase method. The preliminary allocation of the total purchase price was to tangible assets for $36 million (including working capital), tangible liabilities for $62 million and goodwill and other intangible assets for $579 million.

On April 9, 2001, Telecom Américas, a joint venture of BCI (BCI currently holds a 41.7% interest in Telecom Américas), closed its agreement to acquire a 100% interest in Tess S.A. (Tess), one of two B Band cellular companies operating in the Brazilian state of São Paulo, for a total consideration of approximately US $950 million ($1,480 million, of which $617 million represents BCI's proportionate interest). The consideration consisted of US $319 million in cash and US $631 million in notes payable, which had a fair value of US $571 million, making the effective purchase price US $890 million. The acquisition of Tess was accounted for using the purchase method. The preliminary allocation of BCI's proportionate interest of the purchase price of $617 million was to tangible assets for $793 million, tangible liabilities for $638 million and goodwill and other intangible assets for $462 million.

On March 27, 2001, Telecom Américas invested $470 million in Algar Telecom Leste S.A (ATL), increasing Telecom Américas' total economic ownership in ATL from 50% to 59%. Consequently, the accounting for ATL was changed from proportionate consolidation to full consolidation as of that date. As a result of this transaction, BCI indirectly invested $208 million in ATL and increased its effective economic interest from 22.1% to 26.1%. The acquisition of ATL was accounted for using the purchase method. The preliminary allocation of BCI's proportionate interest of the purchase price was to tangible assets for $483 million, tangible liabilities for $360 million and goodwill and other intangible assets for $85 million.

On March 13, 2001, Telecom Américas announced a number of agreements that will collectively result in the acquisition of an approximate additional 65% economic interest in the Brazilian cellular companies Telet S.A. (Telet) and Americel S.A. (Americel) (increasing Telecom Américas' economic interest to approximately 81% in both companies) for an aggregate purchase price of approximately US $580 million. At December 31, 2001, Telecom Américas had purchased an additional 60% interest in Telet and Americel for approximately US $528 million.

Note 7. BCE's commitment and support to the BCI Recapitalization Plan

On December 3, 2001, BCI announced a recapitalization plan which should enable the company to meet its short term funding commitments, as well as a complementary plan that will result in the reorganization of Telecom Américas, into a company focused on the Brazilian mobile wireless market. On January 11, 2002, BCI closed its rights offering for total gross proceeds of $440 million, in connection with its recapitalization plan. The public shareholders exercised 42% of the rights offered to them, with BCE funding the remaining balance of $392 million. Also included in the recapitalization plan is a settlement of approximately $478 million in obligations through the issuance of common shares (excluding the settlement of a put option obligation, as described in Note 3). BCE's percentage ownership in BCI after the settlement date of February 15, 2002 is expected to be diluted to approximately 62%, subject to further dilution upon settlement of the put obligation.

BCE
Bell Canada
Enterprises

This document has been filed by BCE Inc. with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can also be found on BCE Inc.'s Web site at **www.bce.ca** or is available upon request from:

BCE Inc.
Investor Relations
1000, rue de La Gauchetière Ouest,
bureau 3700
Montréal (Québec) H3B 4Y7

Tel: 1 800 339-6353
Fax: (514) 786-3970
E-mail: investor.relations@bce.ca
Web site: www.bce.ca

For further information concerning the Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

Computershare Trust Company of Canada
P.O. Box 1100, Station B
Montréal (Québec) H3B 3K9
Tel: (514) 982-7555 or 1 800 561-0934
Fax: (514) 982-7635
E-mail: bce@computershare.com

Printed in Canada
BCE01Q4E

APPENDIX A

20. RECONCILIATION OF EARNINGS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO UNITED STATES GAAP

The consolidated financial statements of BCE have been prepared in accordance with Canadian GAAP. The tables below present a reconciliation of the net earnings and retained earnings reported in accordance with Canadian GAAP to United States GAAP.

For the year ended December 31	2001	2000
Net earnings (loss) applicable to common shares:		
Canadian GAAP – Continuing operations	2,355	233
Adjustments		
Additional pick-up of non-controlling interest (a)	(67)	14
Pre-operating expenses and subscriber acquisition costs (b)	(103)	(100)
Foreign exchange (c)	(40)	(76)
Employee future benefits (d)	53	39
Income taxes (e)	(45)	45
Gain on disposal of investments and on reduction of ownership in subsidiary companies (f)	75	(31)
Discontinued operations (g)	219	607
Other	51	(63)
United States GAAP – Continuing operations	2,498	668
Discontinued operations – U.S. GAAP (g)	(2,032)	(1,024)
United States GAAP	466	(356)
Other comprehensive earnings (loss) items		
Change in currency translation adjustment	248	107
Change in unrealized gain on investments (h)	(168)	2,788
United States GAAP – Comprehensive earnings	546	2,539
Per common share – United States GAAP		
Continuing operations – Basic	3.09	1.00
Continuing operations – Fully diluted	3.06	0.97
Net earnings (loss) – Basic	0.58	(0.53)
Net earnings (loss) – Fully diluted	0.57	(0.55)

For the year ended December 31	2001	2000
Retained earnings:		
Canadian GAAP	903	1,521
Adjustments		
Additional pick-up of non-controlling interest (a)	(133)	(66)
Pre-operating expenses and subscriber acquisition costs (b)	(324)	(221)
Foreign exchange (c)	(298)	(258)
Employee future benefits (d)	92	39
Gain on disposal of investments and on reduction of ownership in subsidiary companies (f)	(201)	(276)
Discontinued operations (g)	83	–
Other	112	106
United States GAAP	234	845

20. RECONCILIATION OF EARNINGS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO UNITED STATES GAAP (continued)

(a) Additional pick-up of non-controlling interest
Under Canadian and United States GAAP, the controlling shareholder is required to account for 100% of a subsidiary's losses when the non-controlling interest, related to that subsidiary, has been eliminated on the balance sheet. Any subsequent earnings from the subsidiary will be allocated entirely to the controlling shareholder until previously absorbed losses are recovered. However, Canadian and United States GAAP differences cause the point at which non-controlling interest has been eliminated to be different.

(b) Pre-operating expenses and subscriber acquisition costs
Under Canadian GAAP, pre-operating expenses, if they meet certain criteria, and subscriber acquisition costs can be deferred and amortized. Under United States GAAP, these costs are expensed as incurred.

(c) Foreign exchange
Under Canadian GAAP, unrealized foreign exchange translation gains and losses on long-term monetary assets and liabilities are deferred and amortized over the remaining lives of the related items. Under United States GAAP, the translation gains and losses are reported in earnings immediately.

(d) Employee future benefits
The accounting for employee future benefits is, in all material respects, consistent under Canadian and United States GAAP, except for the recognition of certain unrealized gains.

(e) Income taxes
The accounting for income taxes is, in all material respects, consistent under Canadian and United States GAAP except that under Canadian GAAP, income tax rates of enacted or substantially enacted tax law can be used to calculate deferred income tax assets and liabilities while under United States GAAP, only income tax rates of enacted tax law can be used. In 2001, income tax rates were enacted, and as a result, all previous Canadian and United States GAAP differences were reversed.

(f) Gain on disposal of investments and on reduction of ownership in subsidiary companies
Under Canadian and United States GAAP, gains on disposal of investments and on reduction of ownership in subsidiary companies are calculated in a similar manner. However, Canadian and United States GAAP differences will cause the underlying carrying value of the investment to be different, and therefore, the resulting gain to be different.

(g) Discontinued operations
Under United States GAAP, the disposal of Bell Canada International Inc.'s Latin American CLECs and Asia Mobile segments are not considered discontinued operations, and the gain on reduction of BCE's ownership in Nortel Networks in 2000 was credited directly to retained earnings as a result of BCE's spin-off the majority of its investment in Nortel Networks. Under Canadian GAAP, impairment charges on capital assets and goodwill are calculated based on their estimated net recoverable amount determined using undiscounted cash flows, whereas under United States GAAP, long-lived assets are written down to fair value using discounted cash flows. In addition, other differences between Canadian and United States GAAP will cause the historical carrying values of the impaired assets to be different.

(h) Change in unrealized gain on investments
Under United States GAAP, BCE's portfolio investments would be classified as "available-for-sale" and carried at fair value with any unrealized gains or losses included in other comprehensive earnings, net of tax.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

Michael T. Boychuk
Corporate Treasurer

Date: January 30, 2002